===========================================================================

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 34)*

               THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                              (Name of Issuer)

                    COMMON STOCK, Par Value $1 Per Share
                       (Title of Class of Securities)

                                390064 10 3
                               (CUSIP Number)

                              John D. Barline
                          7138 Interlaken Drive SW
                          Tacoma, Washington 98499


                               with a copy to

                              Samuel C. Butler
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                             New York, NY 10019

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      December 4, 1991 to May 9, 1997
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                             Page 1 of 23 Pages

                                SCHEDULE 13D



CUSIP No. 390064 10 3                   Page  2   of  23   Pages

-----------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

                                       Erivan Karl Haub
                                         ###-##-####
-----------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                    (b) [ ]
-----------------------------------------------------------------------------
3         SEC USE ONLY
-----------------------------------------------------------------------------
4         SOURCE OF FUNDS*
                            AF and PF
-----------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                  [ ]
-----------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   Federal Republic of Germany
-----------------------------------------------------------------------------
          NUMBER OF           7         SOLE VOTING POWER
           SHARES                       100
        BENEFICIALLY       --------------------------------------------------
        OWNED BY EACH         8         SHARED VOTING POWER
         REPORTING                      20,750,000
         PERSON WITH       --------------------------------------------------
                              9         SOLE DISPOSITIVE POWER
                                        100
                           --------------------------------------------------
                              10        SHARED DISPOSITIVE POWER
                                        20,750,000
-----------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            20,750,100
-----------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                [X]
-----------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   54.3%
-----------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                   IN
-----------------------------------------------------------------------------

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 390064 10 3                   Page  3   of  23   Pages

-----------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

                  Tengelmann Warenhandelsgesellschaft
                           51-0235841
-----------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                    (b) [ ]
-----------------------------------------------------------------------------
3         SEC USE ONLY
-----------------------------------------------------------------------------
4         SOURCE OF FUNDS*
                            WC
-----------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                  [ ]
-----------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   Federal Republic of Germany
-----------------------------------------------------------------------------
          NUMBER OF           7         SOLE VOTING POWER
           SHARES
        BENEFICIALLY       --------------------------------------------------
        OWNED BY EACH         8         SHARED VOTING POWER
         REPORTING                      20,750,000
         PERSON WITH       --------------------------------------------------
                              9         SOLE DISPOSITIVE POWER

                           --------------------------------------------------
                              10        SHARED DISPOSITIVE POWER
                                        20,750,000
-----------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            20,750,000
-----------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                [X]
-----------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   54.3%
-----------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                   PN
-----------------------------------------------------------------------------


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 34 relates to the purchase and sale of shares of Common Stock (as defined below) by Tengelmann since December 4, 1991, including the purchase of 45,000 shares of Common Stock within the past sixty days (the "Recent Shares"), and is intended to amend and restate the entire text of the statement on Schedule 13D (the "Statement") to update the information presented therein and create a composite Statement presenting such information in one document. Accordingly, the Statement is hereby amended and restated in its entirety to read as follows:

Item 1.  Security and Issuer

          This Statement relates to the Common Stock, par value $1 per share (the "Common Stock"), of The Great Atlantic & Pacific Tea Company, Inc., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 2 Paragon Drive, Montvale, New Jersey 07645.

Item 2.  Identity and Background
                         (a)-(c); (f)

          The names of the persons filing this Statement (the
"Reporting Parties") are Tengelmann Warenhandels-gesellschaft, a partnership organized under the laws of the

                      Page 4 of 23 Pages

Federal Republic of Germany ("Tengelmann") and Erivan Karl
Haub.

          The business address of both Reporting Parties is Wissollstrasse 5-43, 45478 Mulheim an der Ruhr, Federal
Republic of Germany.

          Tengelmann is engaged in general retail marketing. It owns and operates through affiliated companies and subsidiaries of the Tengelmann Enterprises Group several chains of stores which principally sell grocery and department store items throughout the Federal Republic of Germany, other European countries, Canada and the United States. The partners of Tengelmann are Erivan Karl Haub, Tengelmann Verwaltungs-und Beteiligungsgesellschaft
("Verwaltungs"), a limited liability company authorized under the laws of the Federal Republic of Germany whose principal business address is Wissollstrasse 5-43, 45478 Mulheim an der Ruhr, Federal Republic of Germany, and Erivan Karl Haub's three sons: Karl-Erivan Warder Haub, Georg Rudolf Otto Haub and Christian Wilhelm Erich Haub. One half of the partnership assets of Tengelmann are owned by Erivan Karl Haub, with the remainder equally divided among his three sons.


                      Page 5 of 23 Pages

          Mr. Karl-Erivan Warder Haub is a citizen of the United States and the Federal Republic of Germany whose business address is Wissollstrasse 5-43, 45478 Mulheim an der Ruhr, Federal Republic of Germany. Mr. Karl-Erivan Warder Haub is Chairman of the Operating Board of Tengelmann (Chief Operating Officer). Mr. Georg Rudolf Otto Haub is a citizen of the United States and the Federal Republic of Germany whose business address is Wissollstrasse 5-43, 45478 Mulheim an der Ruhr, Federal Republic of Germany. Mr. Georg Rudolf Otto Haub is Consultant for Store Planning and Construction for Tengelmann. Mr. Christian Wilhelm Erich Haub is a citizen of the United States and the Federal Republic of Germany whose business address is 2 Paragon Drive, Montvale, New Jersey 07645. Mr. Christian Wilhelm Erich Haub was elected a director of the Company on December 3, 1991, President and Chief Operating Officer of the Company on December 7, 1993, and Co-Chief Executive Officer of the Company on April 2, 1997.

          Verwaltungs, whose only shareholders are Erivan
Karl Haub and his three sons, is not an operating company.
Its managing directors are Mrs. Rosemarie Baumeister, Dr.
Wilfrid Vogt, Mr. Karl-Erivan Warder Haub and Mr. Christian
Wilhelm Erich Haub. Mrs. Rosemarie Baumeister


                      Page 6 of 23 Pages
and Dr. Wilfrid Vogt, both of whom are citizens of the Federal Republic of Germany, are employees of Tengelmann.
Their business address is Wissollstrasse 5-43, 45478 Mulheim an der Ruhr, Federal Republic of Germany.

          Erivan Karl Haub is chairman and chief executive of Tengelmann, Emil Tengelmann ("Emil"), PLUS Warenhandels-gesellschaft mbH & Co. oHG ("PLUS") and Wilh. Schmitz-Scholl ("Schmitz-Scholl"). Emil, PLUS and Schmitz-Scholl are all partnerships organized under the laws of the Federal Republic of Germany. Emil and PLUS are engaged in general retail marketing. Schmitz-Scholl is a producer of sweets, chocolates and candies. The business address of Emil is Olgastrasse 57-77, 74072 Heilbronn, Federal Republic of Germany. The business address of PLUS and Schmitz-Scholl is Wissollstrasse 5-43, 45478 Mulheim an der Ruhr, Federal Republic of Germany. The partners and partnership interests of Emil, PLUS and Schmitz-Scholl are identical to those of Tengelmann.

          By virtue of the articles of association of Tengelmann, Emil, PLUS and Schmitz-Scholl, Erivan Karl Haub has exclusive right to direct such companies and is solely responsible for their conduct.


                      Page 7 of 23 Pages

                           (d)-(e)

          Neither of the Reporting Parties nor, to the best knowledge of the Reporting Parties, any director of Verwaltungs or any partner of Tengelmann has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

          The aggregate purchase price (net of brokerage commissions) for the 416,800 shares of Common Stock purchased by Tengelmann since December 4, 1991, was $10,176,187.50. During the same period Tengelmann gave as a gift 1,800 shares of Common Stock. The aggregate purchase price (net of brokerage commissions) for the 45,000 Recent Shares referred to in Item 5(c) hereof as having been purchased by Tengelmann within the past sixty days was $1,144,000.00. The funds used by Tengelmann to purchase all


                      Page 8 of 23 Pages
such shares, including the Recent Shares, consisted of available cash from its general funds not needed for its present business.

          The shares of Common Stock referred to in Item 5(a) hereof as being beneficially owned by Tengelmann, other than the shares referred to in the previous paragraph, were acquired by Tengelmann in transactions which have been previously described in filings pursuant to Rule 13d-1 and Rule 13d-2 under the Act on Schedule 13D ("Previous
Filings").

          Since December 4, 1991, Christian Wilhelm Erich Haub acquired 200 shares of Common Stock using personal funds and received grants of 140,000 options to purchase Common Stock in connection with his employment with the Company.

Item 4.  Purpose of Transaction

          Tengelmann holds shares of Common Stock as an investment. Except for Christian Wilhelm Erich Haub serving as President, Chief Operating Officer and Co-Chief Executive Officer of the Company, Tengelmann does not participate in the day-to-day management of the Company, and it does not have any present intention to increase its participation. Tengelmann reserves the right, however, to increase its


                      Page 9 of 23 Pages
participation in the day-to-day management of the Company, to the extent it deems such participation appropriate, and the size of its holdings of Common Stock gives it power to do so.

          Of the 11 directors of the Company, the following six were suggested for nomination by Tengelmann:

                  John D. Barline
                  Rosemarie Baumeister
                  Christian W.E. Haub
                  Helga Haub
                  Fritz Teelen
                  R.L. "Sam" Wetzel

Tengelmann expects to continue to nominate persons for election as directors of the Company. While it has no present intention of doing so, Tengelmann reserves the right to nominate and cause the election of additional directors or all the members of the Board of Directors of the Company (the "Board"), and the size of its holdings of Common Stock gives it power to do so.

          The Reporting Parties may from time to time purchase additional shares of Common Stock in the open market or in private transactions. The timing and amount of any such purchases will depend on market conditions, business conditions affecting the Company and other factors.

          The Reporting Parties also reserve the right to make a tender offer or acquire shares of Common Stock in any


                     Page 10 of 23 Pages
other manner in order to further increase their interest in the Company. Furthermore, while the Reporting Parties have no present intention of doing so, they reserve the right to reduce their interest in the Company, in whole or in part, by open market or private sales of Common Stock.

          The Reporting Parties do not have any present plan or proposal which relates to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company (other than those described in the preceding two paragraphs of this Item 4), (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries, (d) any change in the present Board or the management of the Company, including any plans or proposals to change the number or term of directors, (e) any material change in the present capitalization or dividend policy of the Company, (f) any material change in the Company's business or corporate structure, (g) any change in the Company's charter or by-laws or other actions which may impede the acquisition of control of the Company by any person, (h) a class of securities of the Company being


                     Page 11 of 23 Pages
delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Sec tion 12(g)(4) of the Act or (j) any action similar to any of those enumerated in (a) through (i) above. The Reporting Parties, however, reserve the right to adopt and implement any plan or proposal or make any change with respect to the Company, including one or more of those referred to in the first sentence of this paragraph, to the extent they deem any such plan, proposal or change to be appropriate, and the size of Tengelmann's holdings of Common Stock gives them power to do so.

Item 5.  Interest in Securities of the Issuer
                           (a)-(b)

          As of the close of business on May 9, 1997, Erivan Karl Haub was the beneficial owner (through the direct ownership of Tengelmann) of 20,750,000 shares of Common Stock constituting approximately 54.3% of the outstanding shares of Common Stock (according to the Company, and as will be reported in the Company's 1997 Proxy Statement, as of May 9, 1997, there were outstanding 38,248,966 shares of


                     Page 12 of 23 Pages

Common Stock). In addition, as of the close of business on May 9, 1997, Erivan Karl Haub was the direct beneficial owner of 100 shares of Common Stock constituting less than
 .01% of the outstanding shares of Common Stock. As of the close of business on May 9, 1997, to the best knowledge of the Reporting Parties, the persons named in Item 2 hereof (other than the Reporting Parties) and the directors of the Company suggested for nomination by Tengelmann (including Helga Haub and Rosemarie Baumeister) were the beneficial owners of shares of Common Stock as set forth in Appendix A hereto. Helga Haub, the wife of Erivan Karl Haub and a citizen of the Federal Republic of Germany whose business address is Hasengartenstrasse 25, 65189 Wiesbaden, Federal Republic of Germany, is a member of the Supervisory Board of Kaiser's Kaffee Geschaft AG ("Kaiser"), its minority stockholder and a director of the Company. Rosemarie Baumeister, a citizen of the Federal Republic of Germany whose business address is Wissollstrasse 5-43, 45478 Mulheim an der Ruhr, Federal Republic of Germany, is an executive vice president and the head of the public relations department of Tengelmann, a member of the Supervisory Board of Kaiser and of the Advisory Board of Deutsche Bank AG and a director of the Company.


                     Page 13 of 23 Pages

          Except as described in the preceding paragraph, neither of the Reporting Parties nor, to the best knowledge of the Reporting Parties, any other person named in Item 2 hereof, nor any person who, together with any of the persons named in Item 2 hereof, comprise a group within the meaning of Section 13(d)(3) of the Act, owns beneficially any shares of Common Stock. The Reporting Parties disclaim any power to vote, or to direct the voting of, or any power to dispose, or to direct the disposition of, the shares owned by Christian Wilhelm Erich Haub, Helga Haub or Rosemarie Baumeister. The Reporting Parties expressly declare that the filing of this statement shall not be construed as an admission that either of the Reporting Parties is, for purposes of Section 13 of the Act, a beneficial owner of the shares of Common Stock owned by Christian Wilhelm Erich Haub, Helga Haub or Rosemarie Baumeister.

                             (c)

          Within the past sixty days Tengelmann purchased the 45,000 Recent Shares on the New York Stock Exchange. The date, amount and price per share (net of brokerage commissions) of each purchase of Recent Shares are set forth in Appendix B hereto.


                     Page 14 of 23 Pages

          Except as described in the preceding paragraph, since the latest of the Previous Filings, neither of the Reporting Parties nor, to the best knowledge of the Report ing Parties, any other person named in Item 2 hereof, has effected any transactions in the Common Stock.

                           (d)-(e)

          Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

          In connection with Tengelmann's intention to acquire additional shares of Common Stock from time to time in the open market and by private purchase, Dillon, Read &
Co. Inc. ("Dillon Read") has acted and presently acts as broker and agent for Tengelmann. The Recent Shares were acquired through Dillon Read.

Item 7.  Material to Be Filed as Exhibits

         Exhibit      Description

            1         Agreement to file joint Schedule 13D.

            2         Power of Attorney given by Erivan Haub.

            3         Power of Attorney given by Tengelmann
                      Warenhandelsgesellschaft.



                     Page 15 of 23 Pages

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              TENGELMANN WARENHANDELSGESELLSCHAFT,

                                   by /s/ John D. Barline
                                      ----------------------------------
                                      Erivan Karl Haub, Managing Partner
                                                   by
                                             John D. Barline
                                             Attorney-in-Fact



                                      /s/ John D. Barline
                                      ----------------------------------
                                             Erivan Karl Haub
                                                   by
                                             John D. Barline
                                             Attorney-in-Fact
May 13, 1997


                     Page 16 of 23 Pages

                                                    Exhibit 1








                         AGREEMENT dated May 13, 1997,
                    between TENGELMANN WARENHANDELSGESELLSCHAFT, a partnership organized under the laws of the Federal Republic of Germany
                    ("Tengelmann"), and ERIVAN KARL HAUB.

          In consideration of the mutual agreement contained herein, the parties agree that the Schedule 13D dated the date hereof to which this Agreement shall be attached as an exhibit shall be jointly filed on behalf of each of Tengelmann and Erivan Karl Haub, individually.

          IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the day and year first above written.


                              TENGELMANN WARENHANDELSGESELLSCHAFT,

                                   by /s/ John D. Barline
                                     -----------------------------------
                                      Erivan Karl Haub, Managing Partner
                                                   by
                                              John D. Barline
                                             Attorney-in-Fact


                                     /s/ John D. Barline
                                     -----------------------------------
                                              Erivan Karl Haub
                                                   by
                                               John D. Barline
                                              Attorney-in-Fact


                      Page 17 of 23 Pages

                                                      Exhibit 2



                       POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints John D. Barline, 7138 Interlaken Drive SW, Tacoma, Washington 98499, the true and lawful agent and attorney-in-fact of the undersigned, with full power to appoint a substitute to act hereunder, with respect to all matters arising in connection with the undersigned's compliance with the requirements of Sections 16(a) and 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission (the "SEC") thereunder, with respect to the undersigned's acquisitions and/or dispositions of shares of Common Stock, par value $1 per share, of The Great Atlantic & Pacific Tea Company (the "Transactions"), with full power and authority to execute and deliver for and on behalf of the undersigned all such documents in connection therewith as said agent and attorney-in-fact may deem advisable. The undersigned hereby gives to said agent and attorney-in-fact full power and authority to act in the premises, including, without limiting the generality of the foregoing, power and authority to execute and file with the SEC Form 4s and


                      Page 18 of 23 Pages

Schedule 13Ds, and any amendments thereto, in connection with the Transactions.

                  Witness the due execution hereof at New York, New York, this 13th day of May 1997.


                              /s/ Erivan Haub
                              ---------------------------
                                      Erivan Haub


Subscribed and sworn to
before me at New York,
New York this 13th day
of May 1997.


/s/ Sonia Robertson
--------------------------
Notary Public



                      Page 19 of 23 Pages

                                                      Exhibit 3



                       POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints John D. Barline, 7138 Interlaken Drive SW, Tacoma, Washington 98499, the true and lawful agent and attorney-in-fact of the undersigned, with full power to appoint a substitute to act hereunder, with respect to all matters arising in connection with the undersigned's compliance with the requirements of Sections 16(a) and 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission (the "SEC") thereunder, with respect to the undersigned's acquisitions and/or dispositions of shares of Common Stock, par value $1 per share, of The Great Atlantic & Pacific Tea Company (the "Transactions"), with full power and authority to execute and deliver for and on behalf of the undersigned all such documents in connection therewith as said agent and attorney-in-fact may deem advisable. The undersigned hereby gives to said agent and attorney-in-fact full power and authority to act in the premises, including, without limiting the generality of the foregoing, power and authority to execute and file with the SEC Form 4s and


                      Page 20 of 23 Pages

Schedule 13Ds, and any amendments thereto, in connection with the Transactions.

                  Witness the due execution hereof at New York, New York, this 13th day of May 1997.


                                    TENGELMANN WARENHANDELSGESELLSCHAFT,

                                            by

                                            /s/ Erivan Haub
                                            ---------------------------
                                            Erivan Haub, Managing Partner


Subscribed and sworn to
before me at New York,
New York this 13th day
of May 1997.


/s/ Sonia Robertson
--------------------------
Notary Public



                      Page 21 of 23 Pages

                                                     Appendix A


          Persons Named
           in Item 5(a)
           (other than                           Percentage of
          the Reporting          Number of        Outstanding
             Parties)*            Shares**         Shares ***

John D. Barline                     4,000            ****
Rosemarie Baumeister                5,400            ****
Christian Wilhelm Erich Haub      140,200            ****
Helga Haub                          5,400            ****
Fritz Teelen                        5,900            ****
R.L. "Sam" Wetzel                   3,100            ****


--------------------

          * To the best knowledge of the Reporting Persons, each such person has the sole power to vote and dispose of his or her shares of Common Stock.

          ** The amounts shown include all options granted under Company plans regardless of whether exercisable within 60 days. The number of options included in the total number of owned shares are 2,000 for John D. Barline, 2,600 for Rosemarie Baumeister, 140,000 for Christian Wilhelm Erich Haub, 2,600 for Helga Haub, 2,600 for Fritz Teelen and 2,600 for R.L. "Sam" Wetzel.

          *** According to the Company, and as will be reported in the Company's 1997 Proxy Statement, as of May 9, 1997, there were outstanding 38,248,966 shares of Common Stock.

          **** Less than 1%.



                      Page 22 of 23 Pages

                                                     Appendix B



                    Purchases by Tengelmann
                   within the Past Sixty Days



Date of                   Number of         Purchase Price
Purchase              Additional Shares       Per Share*

3/19/97                       4,000             $28.375
3/19/97                       1,000              28.00
3/25/97                       5,000              26.25
3/25/97                       5,000              26.00
3/26/97                       5,000              25.50
3/26/97                      10,000              25.00
4/2/97                       10,000              24.75
4/10/97                       5,000              23.25







--------------------

         * Net of brokerage commissions.


                      Page 23 of 23 Pages